EXHIBIT 99.18

Gammon Lake Resources Inc. Interim Consolidated Financial Statements (Unaudited) October 31, 2001 and 2000

Contents

Page

Interim Consolidated Statements of Loss and Deficit	1

Interim Consolidated Balance Sheets	2

Interim Consolidated Statements of Cash Flows	3

Notes to the Interim Consolidated Financial Statements	4-14

Gammon Lake Resources Inc. Interim Consolidated Statements of Loss and Deficit (Unaudited) Three Months Ended October 31	2002	2001

Interest income	$ 19,077	$ 19,128

Expenses
Amortization	1,047	1,357
General and administrative	79,844	56,624
Management fees	9,000	9,000
Professional fees	325,928	212,909
Wages and benefits	19,699	18,821

	435,518	298,711

Net loss	$ 416,441	$ 279,583

Deficit, beginning of period	$ 3,894,033	$ 2,182,817
Net loss	416,441	279,583

Deficit, end of period	$ 4,310,474	$ 2,462,400

Loss per share (Note 8)	$ (.02)	$ (.02)

See accompanying notes to the interim consolidated financial statements.

Gammon Lake Resources Inc. Interim Consolidated Balance Sheets (Unaudited) October 31	2001	2000

Assets
Current
Cash and cash equivalents	$ 656,348	$ 4,456,969
Receivables
Commodity taxes	682,058	505,453
Other	70,908	52,184
Prepaids	563	15,459

	1,409,877	5,030,065
Capital assets (Note 3)	29,792	34,914
Mineral properties and related deferred
costs (Notes 1, 2, 4, 5 and 13)	22,700,094	19,076,768

	$ 24,139,763	$ 24,141,747

Liabilities
Payables and accruals	$ 132,006	$ 260,795

Shareholders' Equity
Capital stock (Note 6)	27,525,823	21,765,872
Special warrants (Note 7)	792,408	4,577,480
Deficit	(4,310,474)	(2,462,400)

	24,007,757	23,880,952

	$ 24,139,763	$ 24,141,747

Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 5)
Subsequent events (Note 13)

On behalf of the Board

(Sgd.) "Fred George" Director	(Sgd.) "Bradley Langille" Director

See accompanying notes to the interim consolidated financial statements.

Gammon Lake Resources Inc. Interim Consolidated Statements of Cash Flows (Unaudited) Three Months Ended October 31	2001	2000

Increase (decrease) in cash and cash equivalents

Operating
Net loss	$ (416,441)	$ (279,583)
Amortization	1,047	1,357

	(415,394)	(278,226)
Change in non-cash operating
working capital (Note 9)	(89,116)	(144,516)

	(504,510)	(422,742)

Financing
Net proceeds from issuance of capital stock	--	5,047,438
Net proceeds from issuance of Special warrants	792,408	4,577,480

	792,408	9,624,918

Investing
Acquisition of capital assets	(1,262)	(2,523)
Expenditures on mineral properties
and related deferred costs - net	(116,273)	(7,362,950)
Increase (decrease) in payables relating to
mineral properties	16,070	(5,076)

	(101,465)	(7,370,549)

Increase in cash and cash equivalents	186,433	1,831,627
Cash and cash equivalents
Beginning of periods	469,915	2,625,342

End of periods	$ 656,348	$ 4,456,969

Cash flow from operations per share	$ (0.02)	$ (0.02)

See accompanying notes to the interim consolidated financial statements.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2001 and 2000

1.	Nature of operations and going concern

Gammon Lake Resources Inc. (the “Company”) is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange.

These financial statements have been prepared on the basis of accounting principles applicable to a “going concern”, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of properties. The Company will have to raise additional funds to complete acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

The amounts shown as mineral properties and related deferred costs represent costs to date and do not necessarily represent present or future values.

If the “going concern” assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	Significant accounting policies

These consolidated financial statements include the accounts of the Company plus Gammon Lake Resources (NS) Incorporated and its wholly-owned subsidiaries, Gammon Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc.

Interests in joint ventures are accounted for on the proportionate consolidation basis whereby the Company’s share of joint venture assets, liabilities, revenues and expenses are included in the consolidated financial statements.

Use of estimates
The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results could differ from those reported.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2001 and 2000

2.	Significant accounting policies (continued)

Cash and cash equivalents
Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary investments.

Mineral properties and related deferred costs
Exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the cost of the property and related deferred costs are written off. The units-of-production amortization is calculated based on proven and probable reserves following commencement of production. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.

The Company is in the process of exploring and developing its various properties and has not yet determined the amount of reserves available in its properties.

Capital assets and amortization
Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the annual rate of 30% for computer equipment and 20% for exploration equipment and furniture and equipment.

Stock based compensation plans
The Company has a stock option plan which is described in Note 6. No compensation expense is recognized when options are granted. The consideration paid on exercise of options is credited to capital stock.

Foreign currency transactions
Monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in the period in which they occur.

Income taxes
Effective July 31, 2001 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. The new method was applied retroactively but had no effect on previously reported losses.

Future site restoration and abandonment costs
Estimated costs of future site restoration and abandonments, net recoveries, will be provided for over the life of future proved reserves on a unit-of-production basis. An annual provision will be recorded as depletion and depreciation. As the Company has no proved reserves at its fiscal year end, no provision has been provided in the financial statements.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2001 and 2000

3.	Capital assets

	2001			2000

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 6,752	$ 3,929	$ 2,823	$ 6,752	$ 2,719	$ 4,033
Exploration equipment	40,107	14,236	25,871	39,325	9,954	29,371
Furniture and equipment	2,957	1,859	1,098	2,957	1,447	1,510

	$49,816	$20,024	$29,792	$49,034	$14,120	$34,914

4.	Mineral properties and related deferred costs

For the three month period ended October 31, 2001

	Balance July 31, 2001	Expenditures during the period	Balance Oct. 31, 2001

Mexico
La Cuesta and
Santa Maria	$ 1,063,448	$ --	$ 1,063,448
Ocampo	21,520,373	116,273	21,636,646

	$22,583,821	$ 116,273	$22,700,094

For the three month period ended October 31, 2000

	Balance July 31, 2000	Expenditures during the period	Balance Oct. 31, 2000

Canada
Harrigan Lake	$ 44,508	$ 1,280	$ 45,788
Lawrencetown	104,896	100	104,996

	149,404	1,380	150,784

Mexico
La Cuesta and Santa Maria	1,063,448	--	1,063,448
Ocampo	10,500,966	7,361,570	17,862,536

	11,564,414	7,361,570	18,925,984

	$11,713,818	$ 7,362,950	$19,076,768

5.	Commitments and contingencies

Option and joint venture agreements

a)	Minera Fuerte Mayo, S.A. de C.V.

On January 6, 1999 the Company’s Mexican subsidiary, Gammon Lake de Mexico S.A. de C.V., entered into an option and joint venture agreement with Minera Fuerte Mayo S.A. de C.V. (Fuerte Mayo) respecting the Ocampo property providing for the grant of an option to the Company for the acquisition of a 60% interest in 17 mining claims held by Fuerte Mayo in Mexico and the formation of a joint venture between Fuerte Mayo and the Company. In return for acquisition of the option, the Company undertook to expend the sum of US $200,000 on drilling and mine development by July 6, 1999, committed to the issuance of 500,000 shares in the capital stock of the Company and make a payment of US $250,000 to Fuerte Mayo by June 6, 1999 in accordance with the terms of the agreement. The Company has since satisfied these commitments. The agreement also calls for the payment of a 40% Net Smelter Royalty to Fuerte Mayo during the term of the option agreement.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2001 and 2000

5.	Commitments and contingencies (continued)

a)	Minera Fuerte Mayo, S.A. de C.V. (continued)

Upon fulfilment of the terms of the option agreement, the Company and Fuerte Mayo are to enter into a joint venture agreement with the Company participating as to 60% and Fuerte Mayo participating as to 40%. In consideration for the formation of the joint venture, the Company is to issue 2,000,000 common shares and make a payment of US $3,000,000 to Fuerte Mayo. The 40% Net Smelter Royalty payable to Fuerte Mayo expires with the establishment of the joint venture.

In April, 1999, the Company secured a right to earn the remaining 40% interest in the property. Under the terms of this agreement, to be eligible to acquire the additional interest, the Company must first fulfill the above conditions of the joint venture agreement. The Company can then acquire the additional interest after completing Cdn $1,000,000 of exploration which must include at least 5,000 meters of drilling and agreeing to pay US $5.00 per ounce of proven gold reserves.

In December, 1999, the Company renegotiated the cash payment obligations of the option and joint venture agreement with Fuerte Mayo. Pursuant to the terms of the renegotiated joint venture, the Comany will issue the remaining 2,000,000 shares and pay a total of US $1,009,000 rather than US $3,000,000, representing a net reduction in the cash payment obligation of US $1,991,000. The share issuance and revised cash payment schedule is as follows (the share issuance schedule has not been changed from that of the original agreement).

•	500,000 shares, which have been issued and US $309,500 which has been paid;
•	US $500,000 payable in monthly instalments of US $20,000 commencing January 31, 2000, of which $288,474 has been paid;
•	US $199,500 on or before February 1, 2000, which has been paid;
•	500,000 shares which were issued on July 6, 2000; and
•	1,000,000 shares which were issued on January 6, 2001.

On March 5, 2001, after payment of U.S. $26,000, the Company completed a renegotiation of its earlier option and joint venture agreement with Fuerte Mayo. The amendments extend the due date for a final payment of U.S. $211,526 to such future date as the Ocampo property is sold.

b)	Minerales de Soyopa, S.A. de C.V.

On February 8, 2000, the Company entered into an option and joint venture agreement with Minerales de Soyopa, S.A. de C.V. (Soyopa) respecting the Ocampo property providing the Company with the option to acquire a 49% ownership in 17 mining claims and for the formation of a joint venture between Soyopa and the Company. The option and joint venture agreement designates the Company as the project operator with exclusive authority to negotiate the sale or joint venture of the project or bring the project to production.

In return for the acquisition of the option, the Company has undertaken to complete a US $1,300,000 exploration and development program in the Soyopa lands on or before August 8, 2001 and pay US $5,000,000 to Soyopa. The first payment of US $500,000 was paid on March 31, 2000, the second payment of US $500,000 was due on February 5, 2001. The balance of the US $4,000,000 was payable on September 1, 2001. These payments have been restructured based on the modified agreement set out below.

On August 17, 2000, the Company entered into a letter of agreement with Minerales de Soyopa S.A. de C.V. which modified an earlier Joint Venture Agreement dated February 8, 2000 which provides the Company the option to acquire 100% of the title interests in the concessions through the purchase of 100% of the issued stock of Soyopa for U.S. $12,000,000 (Option Buy-Out Agreement).

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2001 and 2000

5.	Commitments and contingencies (continued)

b)	Minerales de Soyopa, S.A. de C.V. (continued)

In addition, the Company agreed to pay the remaining U.S. $4,500,000 due under the Joint Venture Agreement with Soyopa dated February 8, 2000 as follows:

–	U.S. $500,000 upon execution of the Option Buy-Out Agreement;
–	U.S. $250,000 on February 1, 2001, which has been paid;
–	U.S. $3,750,000 no later than September 1, 2001.

On April 24, 2001, the Company and Minerales de Soyopa, S.A. de C.V. amended its earlier option and joint venture agreements. Under the renegotiated terms, the Company has undertaken to:

•	complete U.S. $2,000,000 in the exploration, drilling and development of the Soyopa lands and finance a third party pre-feasibility study of the Ocampo project on or before April 24, 2003.

Additionally, the amended option and joint venture agreements with Soyopa provide for the following option and acquisition payments to be made by the Company to complete the transactions:

•	U.S. $225,000 on September 1, 2001;
•

U.S. $17,525,000 on April 24, 2003 to purchase all of the issued and outstanding shares of Soyopa and a 100% interest in the Concessions; provided that the Company has the option to pay Soyopa, at any time prior to April 24, 2003, the sum of U.S. $4,525,000 to complete the acquisition by the Company of a 49% interest in the Concessions and in that event the balance of U.S. $13,000,000 is payable to Soyopa by the Company on or before April 24, 2003 whereby the Company shall acquire all of the issued and outstanding shares of Soyopa and a 100% interest in the Concessions.

c)	Compania Minera Global, S.A. de C.V.

On July 17, 2000, the Company entered into an agreement with Compania Minera Global S.A. de C.V. (Global) for consulting services to assist in the negotiations of an agreement with Minerales de Soyopa, S.A. de C.V. (Soyopa) to secure the right to acquire the remaining fifty-one percent (51%) interest in the claims and concessions set out in the agreement dated February 8, 2000 respecting the Ocampo property.

As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa and upon sale by the Company of the lands, claims and concessions described in the agreements the Company is required to pay Global U.S. $1,000,000.

A summary of the future commitments based on the above noted option and joint venture agreements at July 31, 2001 are set out in the following table:

Agreement	Consideration	Terms

Minera Fuerte Mayo, S.A. de C.V	US $211,526	Upon sale of the property

Compania Minera Global, S.A. de C.V	US $1,000,000	Upon sale of the property

Minerales de Soyopa, S.A. de C.V	US $17,525,000	On or before April 24, 2003

Minerales de Soyopa, S.A. de C.V	US $225,000	On or before October 31, 2001

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2001 and 2000

6.	Capital stock

Authorized:

Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

Issued and outstanding:

	Number of shares	Ascribed value

Balance - July 31, 2000	17,646,003	$16,718,434
Issued during the three month period ended October 31, 2000:
Pursuant to Joint Venture Agreements
Compania Minera Global S.A. de C.V. (Ocampo property)	825,000	4,125,000	(1)
Compania Minera Global S.A. de C.V. (Ocampo property)	175,000	875,000	(2)
For cash upon exercise of share purchase options	10,000	24,000
For cash upon exercise of warrants	9,375	23,438

Balance, October 31, 2000	18,665,378	$21,765,872

Balance - July 31, 2001	20,680,066	$27,525,823
Issued during the three month period ended October 31, 2001:
Nil	--	--

Balance - October 31, 2001	20,680,066	$27,525,823

(1)

Pursuant to a consulting services agreement respecting a joint venture agreement, the Company issued 825,000 shares at a fixed price of $5.00 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company’s shares were trading at approximately $6.00 per share. The issuance has been recorded at the contract price of $5.00 per share.

(2)

Pursuant to an agreement respecting the purchase of the right, title and interest in the claims for Dies de Mayo, and Alejandria at Ocampo, Chihuahua State, Mexico. The Company issued 175,000 shares at a fixed price of $5.00 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company’s shares were trading at approximately $6.00 per share. The issuance has been recorded at the contract price of $5.00 per share.

These amounts have been capitalized to mineral properties and related deferred costs.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2001 and 2000

6.	Capital stock (continued)

Share purchase warrants
A summary of the 2,890,937 outstanding warrants to purchase common shares as at October 31, 2001 are as follows:

Number of Common Shares Under Warrant	Expiration Date	Exercise Price

240,937	November 30, 2001	$2.50
500,000	December 31, 2001	$6.50
100,000	December 21, 2002	$5.50
75,000	July 31, 2002	$2.30
1,975,000	October 9, 2003	$0.65

Stock options
The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 2,500,000, subject to change by approval of the shareholders and regulatory authorities. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

An aggregate of 4,602,300 options have been granted pursuant to the Company’s stock option plan of which 2,805,800 have been exercised or expired. Set forth below is a summary of the outstanding options to purchase common shares as at October 31, 2001.

Holder	Number of Shares Under Option	Expiration Date	Exercise Period

Directors	5,000	April 20, 2003	$0.75
Directors	5,000	April 20, 2003	$0.75
Directors	266,000	April 8, 2004	$1.20
Consultants	10,000	October 1, 2004	$2.00
Director	40,000	January 31, 2005	$2.40
Directors	650,000	April 25, 2006	$1.50
Consultants and employees	40,500	April 25, 2006	$1.50
Directors	720,000	September 26, 2006	$0.50
Consultants	65,000	September 26, 2006	$0.50

Fixed Options	2001		2000
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding, beginning of period	1,111,500	$1.64	441,000	$1.52
Granted	785,000	$0.50	--	$ --
Exercised	--	--	(10,000)	$2.40
Expired	(100,000)	$2.00	$ --

Outstanding, end of year	1,796,500	$1.04	431,000	$1.50

Options exercisable, end of period	1,796,500	$1.04	431,000	$1.50

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2001 and 2000

7.	Special warrants

On October 12, 2001, the Company announced a private placement Special Warrants Offering. The offering consisted of 1,975,000 special warrants at $0.52 per special warrant for gross proceeds of $1,027,000. Each special warrant is exercisable for one common share and one common share purchase warrant for no additional consideration. Each whole common share purchase warrant entitles the holder to acquire one common share for $0.65 per share until October 9, 2003.

The Company also agreed to grant the underwriter, as additional consideration for the special warrant offering, 197,500 non-assignable broker’s options entitling the underwriter to acquire from the Company, for no additional consideration, prior to October 9, 2002, 197,500 compensation warrants. Each compensation warrant entitles the underwriter to acquire one unit, each unit consisting of one common share and one common share purchase warrant of the Company at a price of $0.61 per unit up to October 9, 2003.

For the three month period ended October 31, 2001

	No. of Warrants	Ascribed Value
Issued during the three month period
ended October 31, 2001:
Pursuant to private placement	1,975,000	$ 1,027,000
Less: warrant issue costs		(234,592)

Balance, October 31, 2001		$ 792,408

For the three month period ended October 31, 2000

	No. of Warrants	Ascribed Value
Issued during the three month period
ended October 31, 2000:
Pursuant to private placement	1,000,000	$ 5,000,000
Less: warrant issue costs		(422,520)

Balance, October 31, 2000		$ 4,577,480

8.	Loss and cash flow per share

Loss per share is calculated based on the weighted average number of shares outstanding during the period of 20,680,066 (2000 – 18,162,045).

Loss per share on a fully diluted basis would be as per above, as all factors are anti-dilutive.

9. Supplemental cash flow information	2001	2000

Change in non-cash operating working capital:
Receivables	$(22,240)	$(136,182)
Prepaids	94	(2,933)
Payables and accruals	(66,970)	(5,401)

	$(89,116)	$(144,516)

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2001 and 2000

9.	Supplemental cash flow information (continued)

	2001	2000
Cash and cash equivalents consist of:
Cash on hand and balances with banks	$ 656,348	$ (143,031)
Temporary money market instruments	--	4,600,000

	$ 656,348	$ 4,456,969

Interest and income taxes paid:
Interest	$ 1,361	Nil

Income taxes	Nil	Nil

10.	Income taxes

The following table reconciles the expected income tax recovery at the statutory income tax rate to the amounts recognized in the consolidated statements of loss.

	2001	2000
Net loss reflected in interim consolidated
statement of loss	$ 416,443	$ 279,583

Expected income tax recovery at statutory rate	187,899	126,148
Valuation allowance	(187,899)	(126,148)

Income tax recovery recognized	$ --	$ --

At July 31, 2001, the Company’s fiscal year end for income tax purposes, the Company had Canadian and Mexican resource pools available to offset future taxable income relative to the carrying value of the properties. The tax benefits pertaining to these amounts are available for carry forward indefinitely. As well, the Company had non-capital losses of approximately $3,640,289 which are due to expire as follows, unless applied against future taxable income of the Company.

	Canada	Mexico	Total
July 31, 2003	$ 7,357	$ --	$ 7,357
July 31, 2004	311,475	--	311,475
July 31, 2005	197,741	--	197,741
July 31, 2006	367,364	--	367,364
July 31, 2007	887,312	--	887,312
July 31, 2008	1,675,000	--	1,675,000
July 31, 2010	--	194,040	194,040

	$3,446,249	$ 194,040	$3,640,289

The future income tax benefits, if any, related to the deductions and losses have not been recognized in these financial statements.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2001 and 2000

11.	Related party transactions

During the period ended October 31, the Company paid the following amounts to companies controlled by Directors:

	2001	2000
Management fees	$ 9,000	$ 9,000
Mineral property exploration expenditures	12,115	12,115
Promotional fees	12,538	12,538
Professional fees	34,500	10,500

	$68,153	$44,153

As at October 31, 2000 there were advances in the amount of $45,000 to a director of the Company.

12.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, payables and related party debt. Unless otherwise noted, it is management’s option that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximate the carrying values.

13.	Subsequent events

a.	On November 24, 2001, the Company and Minerales de Soyopa, S.A. de C.V. (Soyopa) entered into an agreement amending previous option and joint venture agreements. Under the terms of this agreement, the Company has acquired one hundred percent of the right, title and ownership to 17 mining claims in the Ocampo district. Consideration for title of the properties was US $100,000 paid on November 24, 2001, US $125,000 due from any future equity financing, but not later than May 23, 2002, the issuance of 5,000,000 common shares of the Company to Soyopa and US $7,000,000 set out as follows:

i)	US $3,500,000 on or before November 23, 2006;
ii)	US $3,500,000 on or before November 23, 2007;
iii)

In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay US $1,000,000 commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv)	In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000, or the amount remaining, becomes due.

The issuance of the 5,000,000 common shares of the Company to Soyopa is subject to regulatory approval and certain conditions set out in the agreement. Under the terms of the agreement, the shares may only be sold at a price of CDN $2.50 or greater per share until November 24, 2003. After November 24, 2003, the shares may be sold at any price except that if shares are to be sold at a price less than CDN $1.00 per share, only one-half of the shares owned may be sold. The Company has allotted a value of CDN $0.52 per share (approximating the trading value at the time the agreement was entered into) for total share consideration of CDN $2,600,000.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) October 31, 2001 and 2000

13.	Subsequent events (continued)

b)	On December 17, 2001, the Company entered into a private placement special warrants offering. The offering consisted of 519,250 special warrants at $0.45 per special warrant for gross proceeds of $233,662. Net proceeds from the special warrants offering, after deducting the expense of the offering ($5,000) were $228,662. Each special warrant is exercisable for one common share of the Company and one common share purchase warrant for no additional consideration. Each common share purchase warrant entitles the holder to acquire one common share for $0.65 until October 9, 2003. In support of this offering the Company has submitted for approval by the appropriate regulatory authorities a final prospectus under a date of December 20, 2001.

A pro-forma balance sheet giving effect to the subsequent events indicated above, as at October 31, 2001 for the purpose of inclusion in interim consolidated financial statements for the three month period ended October 31, 2001 using an estimated exchange rate of $0.63 is as follows:

	As Reported	Pro Forma
Assets
Current
Cash and cash equivalents	$ 656,348	$ 726,280
Receivables	752,966	752,966
Prepaids	563	563

	1,409,877	1,479,809
Capital assets	29,792	29,792
Mineral properties and related deferred costs	22,700,094	36,768,348

	$ 24,139,763	$ 38,277,949

Liabilities
Current
Payables and accruals	$ 132,006	$ 132,006
Current portion of long term debt	--	198,413

	132,006	330,419
Long term debt	--	11,111,111

	132,006	11,441,530

Shareholders' Equity
Capital stock	27,525,823	30,125,823
Special warrants	792,408	1,021,070
Deficit	(4,310,474)	(4,310,474)

	24,007,757	26,836,419

	$ 24,139,763	$ 38,277,949